Exhibit 6 Juan Romero EVP of Sustainability, Commercial and Operations DevelopmentExhibit 6 Juan Romero EVP of Sustainability, Commercial and Operations Development

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as“may,”“assume,”“might,”“should,”“could,”“continue,”“would,”“can,”“consider,”“anticipate,”“estimate,”“expect,”“envision,”“plan,”“believe,”“foresee,”“predict,”“potential,” “target,”“strategy,”“intend,”“aimed” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019(“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and ourclients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations, including our subordinated notes with no fixed maturity; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our“OperationResilience”strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in the our public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect our business and operations. The information contained in this presentation is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker and aggregates We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiariesThis presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as“may,”“assume,”“might,”“should,”“could,”“continue,”“would,”“can,”“consider,”“anticipate,”“estimate,”“expect,”“envision,”“plan,”“believe,”“foresee,”“predict,”“potential,” “target,”“strategy,”“intend,”“aimed” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019(“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and ourclients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations, including our subordinated notes with no fixed maturity; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our“OperationResilience”strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in the our public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect our business and operations. The information contained in this presentation is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker and aggregates We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

25 years of commitment to Climate Action Net zero CO 2 1st medium Concrete by term CO 2 2050 New 2030 targets, target Measure CO 2 Business Ambition for CDP 1st 1st emissions 1.5 C and reporting Sustainability Integrated Race to Zero Report Report 1990 2000 2010 2020 Cement Sustainability Developed Global industry GCCA carbon Initiative (CSI) global industry association expands neutral concrete emissions scope to concrete (GCCA) goal by 2050 database Industry First to monitor and report emissions 1 Achieved ~25% reduction in CO emissions 225 years of commitment to Climate Action Net zero CO 2 1st medium Concrete by term CO 2 2050 New 2030 targets, target Measure CO 2 Business Ambition for CDP 1st 1st emissions 1.5 C and reporting Sustainability Integrated Race to Zero Report Report 1990 2000 2010 2020 Cement Sustainability Developed Global industry GCCA carbon Initiative (CSI) global industry association expands neutral concrete emissions scope to concrete (GCCA) goal by 2050 database Industry First to monitor and report emissions 1 Achieved ~25% reduction in CO emissions 2

Deliver Net Zero CO in 2 1 concrete by 2050 Industry leading climate action By 2030: targets validated Most aggressive pathway for our industry by SBTi 2 <475 kg of CO or >40% reduction in cement 2 2 165 kg of CO or 35% reduction in concrete 2 3 55% of electricity from clean energy sourcesDeliver Net Zero CO in 2 1 concrete by 2050 Industry leading climate action By 2030: targets validated Most aggressive pathway for our industry by SBTi 2 <475 kg of CO or >40% reduction in cement 2 2 165 kg of CO or 35% reduction in concrete 2 3 55% of electricity from clean energy sources

Our 2030 roadmap – a 40% CO reduction 2 Net Kg of CO per ton of cementitious 2 Developed a detailed plant by plant 800 roadmap Existing and proven technology that we have been using in Europe 604 Main levers include increasing alternative fuels with high biomass content and reduction of clinker factor 520 475 Pace of regional decarbonization influenced by local norms and regulations 1990 2Q21 2025 2030 Alternative fuels Thermal efficiency Clinker factor Remaining emissionsOur 2030 roadmap – a 40% CO reduction 2 Net Kg of CO per ton of cementitious 2 Developed a detailed plant by plant 800 roadmap Existing and proven technology that we have been using in Europe 604 Main levers include increasing alternative fuels with high biomass content and reduction of clinker factor 520 475 Pace of regional decarbonization influenced by local norms and regulations 1990 2Q21 2025 2030 Alternative fuels Thermal efficiency Clinker factor Remaining emissions

A sustainable product and solutions offering Vertua family of products Low CO concrete: 2 A family of sustainable products that includes the first net-zero CO concrete, low carbon 2 cements and concretes, as well as aggregates and admixtures available worldwide. Low CO cement: 2 Addressing demands of sustainable buildings, structures and cities beyond CO reduction 2 • Reducing energy demand • Increasing capacity to manage heat (insulate, absorb, retain, etc.) Other products: • Developing solutions to manage water • Enhancing capacity to resist fire, hurricanes or other natural disasters • Increasing durability and long-lasting characteristicsA sustainable product and solutions offering Vertua family of products Low CO concrete: 2 A family of sustainable products that includes the first net-zero CO concrete, low carbon 2 cements and concretes, as well as aggregates and admixtures available worldwide. Low CO cement: 2 Addressing demands of sustainable buildings, structures and cities beyond CO reduction 2 • Reducing energy demand • Increasing capacity to manage heat (insulate, absorb, retain, etc.) Other products: • Developing solutions to manage water • Enhancing capacity to resist fire, hurricanes or other natural disasters • Increasing durability and long-lasting characteristics

By 2030 we will have achieved… Roadmap goals Proof points ~60% of our clinker production 14% of our clinker production with CO emissions below with net CO emissions below 2 2 475 kg per ton 475 Kg per ton ~40% of our plants 9% of our plants with alternative with more than 70% fuels rate above 70% alternative fuels rate ~35% of our plants with 11% of our plants with clinker clinker factor below 65% factor below 65% 100% Hydrogen injection 22% of our plants with hydrogen injection in all cement plants 100% of our plants in EuropeBy 2030 we will have achieved… Roadmap goals Proof points ~60% of our clinker production 14% of our clinker production with CO emissions below with net CO emissions below 2 2 475 kg per ton 475 Kg per ton ~40% of our plants 9% of our plants with alternative with more than 70% fuels rate above 70% alternative fuels rate ~35% of our plants with 11% of our plants with clinker clinker factor below 65% factor below 65% 100% Hydrogen injection 22% of our plants with hydrogen injection in all cement plants 100% of our plants in Europe

2030 to 2050 Roadmap to Net Zero CO Concrete 2 3 Net kg CO per m 2 Electricity, 22 ~35 Supplies & 25 Transport 90 Cement 165 net direct emissions 28 in concrete 11 24 2030 Cement levers Concrete Carbon Recarbonation Clean Supplies & 2050 Net-Zero CO levers Capture Electricity Transportation 2 concrete2030 to 2050 Roadmap to Net Zero CO Concrete 2 3 Net kg CO per m 2 Electricity, 22 ~35 Supplies & 25 Transport 90 Cement 165 net direct emissions 28 in concrete 11 24 2030 Cement levers Concrete Carbon Recarbonation Clean Supplies & 2050 Net-Zero CO levers Capture Electricity Transportation 2 concrete

Open innovation approach Global R&D Use of gravity to CEMEX block store energy via technology for concrete blocks Energy Vault Modular Thermal industrial concrete for carbon energy capture efficiency Accelerated and Artificial gravel controlled from recycled carbonation plastic wasteOpen innovation approach Global R&D Use of gravity to CEMEX block store energy via technology for concrete blocks Energy Vault Modular Thermal industrial concrete for carbon energy capture efficiency Accelerated and Artificial gravel controlled from recycled carbonation plastic waste

7 Industrial scale CCUS pilots by 2023-2024 Rüdersdorf Plant (GER) CCUS – Amines Partners: Carbon Clean, Enertrag, Sunfire Victorville Plant (California) Balcones Plant (Texas) CCUS – Amines Chelm Plant (POL) CCUS – Membranes Partners: Carbon Clean / RTI / CCUS – Amines Partners: MTR / Sargent & Oak Ridge Lab Partners: Carbon Clean / Lundi Carbon Upcycling Monterrey Plant (Mexico) CCUS – Cryogenic / Membranes Partner: Air Liquide LEILAC Consortium (GER) Indirect Calcination and CCUS Partners: Calix and other Location in Europe (TBD) Solar clinker production and CCUS Partner: Synhelion Over 30 R&D projects to mitigate CO emissions in our value chain 27 Industrial scale CCUS pilots by 2023-2024 Rüdersdorf Plant (GER) CCUS – Amines Partners: Carbon Clean, Enertrag, Sunfire Victorville Plant (California) Balcones Plant (Texas) CCUS – Amines Chelm Plant (POL) CCUS – Membranes Partners: Carbon Clean / RTI / CCUS – Amines Partners: MTR / Sargent & Oak Ridge Lab Partners: Carbon Clean / Lundi Carbon Upcycling Monterrey Plant (Mexico) CCUS – Cryogenic / Membranes Partner: Air Liquide LEILAC Consortium (GER) Indirect Calcination and CCUS Partners: Calix and other Location in Europe (TBD) Solar clinker production and CCUS Partner: Synhelion Over 30 R&D projects to mitigate CO emissions in our value chain 2

Juan Romero EVP of Sustainability, Commercial and Operations DevelopmentJuan Romero EVP of Sustainability, Commercial and Operations Development